EXHIBIT 99.3

December 19, 2022

The Board of Directors
Fanhua Inc.

60nd Floor, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

Dear Sirs:

I, Mr. Yinan Hu (“Mr. Hu”), founder, a director and chief executive officer of Fanhua Inc. (the “Company”), refer to my preliminary non-binding proposal (the “Proposal”) to the board of directors of Fanhua Inc. (the “Company”), dated December 16, 2021, to acquire all outstanding ordinary shares of the Company that are not already owned by a consortium led by me on the principal terms and conditions described in the Proposal. The proposal was made in consideration of the potential risk of being delisted from U.S. stock market and the Company’s plan for a strategic transformation. On December 15, 2022, the Public Company Accounting Oversight Board (PCAOB) announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. In view of the removal of the delisting risk and the preliminary successful results of the Company’s strategic transformation, I believe that maintaining the Company’s listing status in the U.S. is more beneficial to the Company’s long term development. Therefore, I have determined to withdraw my Proposal for the Company. I hereby notify the Company of such withdrawal effective as of the date of this letter.

Sincerely,

YINAN HU

/s/ Yinan Hu

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